Exhibit 99.128

Vicinity Motor Corp. Announces Uplisting to the Nasdaq Capital Market Under New Trading Symbol ‘VEV’

VANCOUVER, BC - June 30, 2021 - Vicinity Motor Corp. (TSXV:VMC)(OTCQX:BUSXF)(FRA:6LG) (“Vicinity Motor,” “VMC” or the “Company”) (formerly Grande West Transportation Group Inc.), a leading supplier of electric, CNG, gas and clean diesel vehicles, today announced that the Nasdaq Stock Market LLC has approved the listing of the Company’s common shares on the Nasdaq Capital Market (“Nasdaq”).

The Company expects to begin trading on the Nasdaq on Wednesday, July 7, 2021 under the symbol “VEV”. The Company’s common shares will continue to trade on the OTCQX until market close on July 6, 2021. The trading symbols for on the TSX Venture and Frankfurt exchanges will remain unchanged.

“The listing of our shares on the Nasdaq represents a significant milestone for Vicinity Motor as we leverage our strong momentum to accelerate sales of our next-generation electric vehicle (EV) products,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “We believe a Nasdaq listing will help elevate the Company’s public profile, expand our shareholder base, improve liquidity and enhance shareholder value.”

“We continue to see traction in the marketplace, delivering 20% more vehicles in the first quarter of 2021 than we did in all of 2020 combined. We believe that our growth in the future will be driven by our breakthrough Vicinity Lightning™ EV bus, as well as our new VMC 1200 Class 3 EV truck. Both of which have seen strong support from government agencies, private operators, dealers and transit authorities for the electrification of their fleets. We expect additional EV innovations we have been developing to further solidify our position as a leader in this market. VMC is well positioned for continued growth and we have the human and financial resources in place necessary to support that growth. We look forward to sharing our story with a wider network of Nasdaq investors.”

About Vicinity Motor Corp.

Vicinity Motor Corp. (TSXV: VMC) (OTCQX: BUSXF) (FRA: 6LG) is a leading supplier of electric, CNG, gas and clean-diesel vehicles for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. The Company’s innovative Vicinity Lightning™ EV bus, enabled through a strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit https://vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding anticipated benefits of listing on the Nasdaq, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward looking statements in this news release include, but are not limited to listing of the Company’s common shares on the Nasdaq.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the listing of the Company’s common shares on the Nasdaq; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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